82-353

SPP CPM

Southern Pacific Petroleum N.L.
ABN 36 008 460 366
(Receivers and Managers appointed)

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

P.O. Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6617
Facsimile: 61 7 3237 6717
Email: hgunn@sppcpm.com

04010800

10 March, 2004

Securities and Exchange Commission
500 North Capital Street
NW
WASHINGTON DC 20549
UNITED STATES OF AMERICA

SUPPL

SEC MAIL PROCESSING RECEIVED MAR 22 2004 WASH. D.C. 181 SECTION

Dear Sir

For your information, please find attached the following documents lodged with the Australian Stock Exchange:

- December 2003 Quarterly Report – 21 January 2004
- Appendix 3B *New Issue Announcement* – 29 January 2004
- News Release by Ernst & Young *Receivers Announce Successful Sale of Southern Pacific Petroleum Group Business* – 13 February 2004
- Company Announcement *Sale of Southern Pacific Petroleum Group Business and Consequent Appointment of Administrators* – 13 February 2004
- News Release by Ernst & Young *Shareholders Update* – 20 February 2004

Also attached for your information is:

- News Release by Sandefer Capital Partners *Queensland Energy Resources Ltd agrees to purchase SPP assets* – 13 February 2004

Yours faithfully
SOUTHERN PACIFIC PETROLEUM NL

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

Heather Gunn
Executive Assistant

dlw 3/25

Encls

SPP CPM

Southern Pacific Petroleum N.L.
(Receivers and Managers appointed)
ABN 36 008 460 366

DECEMBER 2003 QUARTERLY REPORT
21 January 2004

This quarterly report summarises the operational activities of Southern Pacific Petroleum N.L. (SPP – "the Company") for the quarter ended 31 December 2003. This report also contains information on a number of key events subsequent to 31 December.

4Q 2003 HIGHLIGHTS

- ***Sandco Koala LLC appoints receivers on 2 December 2003***
- ***Joint Receivers and Managers, David Winterbottom and Angus Blackwood of Ernst & Young, maintaining SPP business operations***
- ***Lazard engaged to manage SPP sale process with target closing by end February 2004***
- ***Stuart Stage 1 oil production of 629,000 barrels in 2003 exceeds target by 5%***
- ***Step change improvements in current production run***
  - ✓ ***269,000 barrels produced (to 19 January 2004)***
  - ✓ ***13% increase in oil production rate to 3,083 bpsd***
  - ✓ ***Oil yield sustained at 94% of design, a 9% improvement from the best previous run***

1. SPP SALE PROCESS UNDERWAY WITH A NUMBER OF PARTIES SHOWING INTEREST

On 2 December 2003, Sandco Koala LLC appointed Mr David Winterbottom and Mr Angus Blackwood of Ernst & Young as joint Receivers and Managers. After first determining the financial position of SPP and ensuring that business operations were protected, the Receivers appointed Lazard & Co Limited (Lazard) to explore sale options available and to assist with the process.

Lazard, SPP and the Receivers have been in contact with around 100 industrial companies and financial groups around the world seeking offers to purchase SPP, its business or its assets. Advertisements were also placed in leading Australian newspapers and the International Wall Street Journal and a wide range of trade journals and periodicals were also advised of the sale process.

A confidential Information Memorandum and a comprehensive electronic data room were completed by early January to support the sale process.

A number of interested parties have since signed a confidentiality agreement and are accessing the data room. They have been requested to submit binding offers by 9 February 2004 with a target closing by the end of February.

2. STUART STAGE 1 PLANT EXCEEDS PRODUCTION TARGET IN 2003

The Stage 1 plant ended the year with record annual oil production of 629,000 barrels, exceeding by 5% the target announced at the April 2003 AGM of 600,000 barrels. This annual volume was up 94% from 2002 as shown in Figure 1.

Figure 1 – Stuart Stage 1 Annual Oil Production


k bbls
800
600
400
200
0
35
233
324
629
← 600 kbbl target
1999/
2000
2001
2002
2003

Record December Quarterly Oil Production of 219,000 Barrels

Fourth quarter 2003 oil production of 219,000 barrels as shown in Table 1 established a new quarterly record, exceeding the previous best quarter in June 2003 by 13%. Oil production in December 2003 of approximately 85,000 barrels also matched the monthly production record established in June 2003.

Plant Availability Increased to 60% in 2003

Plant availability (percentage of the time on-line producing oil) averaged 60% in 2003, an increase of 46% from 2002. This significant improvement was the single largest contributor to increased oil production in 2003.

Oil Sales Generated A$35.1 Million in Net Revenue in 2003

Oil product sales in 2003 included 324,000 barrels of ultra-low sulphur naphtha (ULSN) and 261,000 barrels of light fuel oil (LFO). These sales generated A$35.1 million in net revenues after shipping costs and including A$17.7 million in excise tax rebates.

The average blended plant gate price for sales of ULSN and LFO in 2003 was A$60 per barrel, including the excise tax rebate on ULSN sales.

Table 1 – Stuart Stage 1 Production and Sales

Stuart Stage 1 Production and Sales	Quarterly		Year	
	4Q 2002	4Q2003	2002	2003
• Oil production (kbbls)	36	219	324	629
• Plant availability (%)	19	76	41	60
• ULSN sales (kbbls)	0	114	247 (1)	324
• LFO sales (kbbls)	0	60	144	261

(1) Includes ULSN inventory accumulated since August 2001, but sold under a new contract signed with Mobil Oil Australia on 1 July 2002.

The operational improvements achieved in 2003 reflect growing know-how and the benefits of a A$19 million investment in capital upgrades and other shutdown maintenance in 2003.

3. CURRENT PRODUCTION RUN ACHIEVING STEP CHANGE IMPROVEMENTS

The current production run, which began on 20 September 2003 (and is continuing), has achieved step change improvements in plant performance compared to prior production runs in 2003, as summarised in Table 2.

Table 2 – Stuart Stage 1 Production Run Performance

2003/2004 Production Runs	13 Dec '02 – 25 Feb '03	8 Apr '03 – 25 Jul '03	To Date 20 Sept '03– 19 Jan '04
• Stream-days on shale (#)	56	96	87
• Days offline (#)	18	11	34
• Oil production (kbbls)	140	260	269
• Oil production rate (bpsd)	2,500	2,720	3,083
• Shale feed rate (t/hr)	158	174	186
• Ore grade (MFA yield – LT0M) (1)	182	188	175
• Plant oil yield (% MFA) (2)	77.0	79.8	86.7

(1) Litres per tonne at zero moisture (LT0M) as measured by the Modified Fischer Assay (MFA) technique. Stage 1 average design feed has a grade of 172 LT0M.
(2) Stage 1 design oil yield (C_5+) is 92% of MFA.

The improvements in key plant performance measures are also compared to original plant design levels in Figure 2. Oil production rate for purposes of this portrayal is normalised to the same oil shale grade and moisture content (with the current run as the base) to provide a more representative picture of progress.

Figure 2 – Stuart Stage 1 Continuous Performance Improvement


2003 Run Performance Vs Design
Dec - Feb 03
Apr - Jul 03
Sept 03 - 19 Jan, 04
% of Plant Design
100
95
90
85
80
75
70
65
60
55
50
Average Ore Throughput1
Average Oil Recovery
Average Stream Day Oil Production2
1. As limited on sustained basis by undersized shale dryer
2. Normalised for grade and moisture variations with latest run as base

13% Increase in Oil Production Rate to 3,083 Barrels Per Stream Day

Oil production in the current run (to 19 January 2004) totals 269,000 barrels, a new record. Stream-day production rates have averaged 3,083 barrels per day, a 13% improvement from the previous run that ended on 25 July 2003.

As previously reported, a record peak day rate of 3,700 barrels per day was achieved during this run. Rates in excess of 3,500 barrels per day were also achieved on 14 days to date in this run.

Shale throughput and oil production rates remain constrained by the shale dryer, which continues to be operated at reduced throughput to minimise odour emissions. Incremental improvements have enabled a 7% improvement in shale feed rate to 186 tonnes per hour in the current run compared to the previous run. A new fluidised bed dryer has been designed that can remove this bottleneck, but this project is necessarily on hold pending the outcome of the SPP sale process.

9% Improvement in Oil Yield to 94% of Design

A 9% improvement in oil yield to 94% of design levels has been sustained throughout the current run. This improvement reflects successful changes to the ATP in the third quarter 2003 shutdown as outlined in the September 2003 Quarterly Report. These improvements included re-installation of a continuous actuator system to optimise spent shale recycle rates to the retort section and improvements to the inter-zone seals to maximise hydrocarbon recovery. These complemented earlier gains from optimising operating temperatures in the combustion and retort sections.

A new rolls crusher has been purchased to replace the impact crusher in the shale crushing circuit. Extensive testing has shown that the reduction of oversized shale particles should facilitate shale drying and retorting and effectively increase drying capacity and oil yield. It is planned to install the new crusher in the next scheduled shutdown in March.

Current Production Run to Continue to March

As of 19 January 2004, the current run has been underway for a total period of 121 days, during which shale was processed for 87 days. During this period, the plant was offline for 34 days at various times under hot hold or short shutdown periods to carry out inspections, minor repairs and operational improvements.

This downtime included a shutdown during the period 7 to 19 January to clean the main stack and bottom trays in the fractionator tower, and to complete minor maintenance and repairs to the shale ash moisteners, a compressor seal in the hydrotreating plant and the external seal on the ATP vapour tube. Production operations resumed on 19 January.

This most recent maintenance program should enable the plant to produce at target rates well in excess of 3,000 barrels per day until the next scheduled more comprehensive inspection, maintenance and capital upgrade shutdown around the middle of March.

4. INDEPENDENT HEALTH RISK ASSESSMENT (HRA) FINDS NEGLIGIBLE RISKS FROM THE STUART PROJECT

On 22 December 2003, the Queensland Government released an independent health risk assessment (HRA) of the emissions from the Stuart Project carried out by Toxikos Pty Ltd, a well-respected firm of toxicological consultants. Quoting a key conclusion from the HRA "*...the assessment found concentrations of emissions in the local community area were extremely small. There is negligible risk of organ damage or cancer with either short term (acute) or long term (chronic) exposure to these concentrations.*" An overview summary and full text of the HRA is available at *www.sd.qld.gov.au/stuartoilshalehra*.

The Stuart Facilitation Working Group (SFWG), a co-operative group involving members of the Yarwun/Targinnie community, SPP and the Queensland Government had oversight responsibility for the HRA. This comprehensive review incorporated the results from a series of independent studies commissioned, reviewed and endorsed by the SFWG over a 30-month period reflecting extensive data collection and analysis from the Stage 1 operation.

The study did not find a direct link between reported health concerns and varying degrees of odour that could be experienced by individuals in the community, but acknowledged that malodour is a likely contributor to reported health effect complaints and community stress.

SPP will continue to investigate feasible ways to reduce further the already low levels of odour, which are down by more than 85% since 2000. The Company believes that current levels in Stage 1 would meet any contemporary regulatory guideline.

Completion of the HRA has also provided important input to the Stuart Stage 2 EIS process.

5. STUART STAGE 2 EIS REVIEW IN FINAL EVALUATION PHASE

The Stuart Stage 2 Environmental Impact Statement (EIS) is now in the final evaluation phase by the Queensland Government.

The Company has remained responsive to requests for additional information from the State and Federal Governments and their advisors. In this regard, SPP consolidated all of the information submitted to governments over the past four years into a single Consolidated Report at the end of November 2003 to facilitate final government reviews.

SPP is currently in the process of responding to what is believed to be a final round of questions and issues raised by the review of the Consolidated Report and expects to file a response in the next few weeks. The availability of the HRA has been helpful in this process.

James D McFarland
Managing Director
21 January 2004

Note: This release contains forward-looking statements based on numerous assumptions. These assumptions are subject to a number of risks and uncertainties, many of which are beyond the control of the Company. Actual results may differ materially from those projected. The Company makes no representations or warranties with respect to the accuracy of the projections.

Level 11, Riverside Centre	Ph:	61-7-3237-6600
123 Eagle Street, Brisbane Qld 4000 Australia	Fax:	61-7-3237-6700
PO Box 7101	Email:	info@sppcpm.com
Riverside Centre, Brisbane Qld 4001 Australia	Website:	www.sppcpm.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Southern Pacific Petroleum N.L.

ABN

36 008 460 366

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Equity participation shares paid to 0.375 cents
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	99,101
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	These equity participation shares were issued in accordance with Article 5A of the company's constitution. They were allotted at an issue price of $0.13889 per share (paid to 0.375 cents each).

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No. Issue was made in accordance with Article 5A of the company's constitution.
5	Issue price or consideration	These shares are issued pursuant to a Scheme of Arrangement between SPP & CPM. Under the Scheme, shareholders of CPM are entitled to receive 2.664 equity participation shares in SPP for every one of their equity participation shares in CPM. CPM shareholders who previously elected to defer from converting to SPP shares are able to convert their holding into SPP shares at this same ratio.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The shares are issued to CPM shareholders that have lodged a request to convert their CPM shareholding to SPP shares. These CPM shareholders had previously elected to defer converting their shareholding to SPP shares pursuant to a Scheme of Arrangement between SPP and CPM, as described above.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20/11/2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
408,130,827	Ordinary Fully Paid
2,562,747	Ordinary Shares paid to 10 cents
29,375,964	Options expiring on 19/11/2004 (Exercise price of $0.55).

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	28,950,748	Equity Participation Shares paid to 1 cent
		22,970,471	Equity Participation Shares paid to 0.375 cents
		246,304	Ordinary Shares paid to 40.616 cents (9.384 cents unpaid)
		4,550,000	Convertible Unsecured Notes at $3.30 per note
		12,500,000	Options expiring on 20/04/2006 (Exercise price of $1.25)
		12,331,656	Options expiring on 20/04/2006 (Exercise price of $1.2669)
		17	Guarantee Facility Options over maximum 34,907,932 fully paid ordinary shares
		1	Conversion Option over maximum of 291,666,550 fully paid ordinary shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/a

Part 2 - Bonus issue or pro rata issue

Not Bonus or Pro Rata Issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	

+ See chapter 19 for defined terms.

31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

Not applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities No New Class of Securites

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 $^+$Quotation of our additional $^+$securities is in ASX's absolute discretion. ASX may quote the $^+$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^+$securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those $^+$securities should not be granted $^+$quotation.
- An offer of the $^+$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^+$securities to be quoted and that no-one has any right to return any $^+$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^+$securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the $^+$securities to be quoted, it has been provided at the time that we request that the $^+$securities be quoted.
- If we are a trust, we warrant that no person has the right to return the $^+$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^+$securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before $^+$quotation of the $^+$securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Director/Company secretary) Date: 29 January 2004

Print name: V H Kuss

== == == == ==

+ See chapter 19 for defined terms.

Ernst & Young
Quality In Everything We Do

News Release

13 February 2004

Receivers Announce Successful Sale of Southern Pacific Petroleum Group Business

Joint Receivers and Managers of the Southern Pacific Petroleum Group, Mr David Winterbottom and Mr Angus Blackwood of Ernst & Young, today announced the sale of the majority of the business and assets of the Southern Pacific Petroleum Group to Queensland Energy Resources Ltd, after an international tender process.

Queensland Energy Resources Ltd is a new company formed by Sandefer Capital Partners LP, a U.S. based manager of investment capital, focused on the energy industry.

The Receivers and Managers were appointed in early December 2003 and the announcement marks the successful completion of the sale process, which was managed by London-based Lazard & Co.

"This is an extremely positive result for the business going forward," said Mr Winterbottom. "Everyone has worked exceptionally hard over the period of receivership to ensure that the business could be sold as a going concern. From this perspective, an excellent outcome has been achieved."

Completion of the sale and formal transfer of the business to Queensland Energy Resources is expected mid-March 2004 subject to approval by the Foreign Investment Review Board and other usual transfer conditions.

-ENDS-

For further information contact:

Christian May
Media Relations
Ernst & Young
02 9248 5030
christian.may@au.ey.com

SPP CPM

Southern Pacific Petroleum N.L.
ABN 36 008 460 366
(Receivers and Managers appointed)

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone : 61 7 3237 6600
Facsimile : 61 7 3237 6700
Email : info@sppcpm.com
Website : www.sppcpm.com

13 February, 2004

Company Announcement

SALE OF SOUTHERN PACIFIC PETROLEUM GROUP BUSINESS AND CONSEQUENT APPOINTMENT OF ADMINISTRATORS

The Board of Directors of Southern Pacific Petroleum NL (SPP – the "Company") have been advised by the Receivers of SPP of the sale of the majority of the business and assets of the Company to Queensland Energy Resources Ltd, an associate of the secured creditor, Sandco Koala LLC.

Although no price has as yet been indicated, the Receivers have advised that the proceeds of the sale are unlikely to be sufficient to fully discharge the secured debt.

In these circumstances, it is clear that the SPP Group will be unable to meet all of its outstanding liabilities and as a result the Board as of today has appointed Peter Geroff, William Colwell and Andrew Love of Ferrier Hodgson as joint and several Administrators of the Company.

It is a matter of the greatest regret to the Board that the secured financing arrangements entered into by the Company, with shareholders' approval, in April 2003, together with the financing pressures encountered later in that year, have resulted in an associate of the secured creditor acquiring from the Receivers the assets of the Company at a price which is unlikely to be sufficient to discharge the secured debt and which, in the Board's view, does not reflect the true value of the assets.

Campbell M Anderson
Chairman

20 February 2004

Shareholders Update

The Joint Receivers and Managers of the Southern Pacific Petroleum Group, Mr David Winterbottom and Mr Angus Blackwood of Ernst & Young, previously announced the sale of the majority of the business and assets of the Southern Pacific Petroleum Group to Queensland Energy Resources Ltd on 13 February 2004.

Later that day, Voluntary Administrators, Peter Geroff, Andrew Love and Will Colwell of Ferrier Hodgson, were appointed to Southern Pacific Petroleum NL (SPP) following a resolution of the board of directors of that company. It is not expected that the appointment of the Voluntary Administrators will affect the sale announced by the Receivers and Managers.

Following these events, the Receivers and Managers wish to inform creditors and shareholders of Southern Pacific Petroleum NL (SPP) and Central Pacific Minerals NL (CPM) of the anticipated consequences of the sale on their shareholding in SPP.

The Receivers and Managers accepted the offer from Queensland Energy Resources Ltd as it was the highest and best offer received for the business and assets of the Southern Pacific Petroleum Group after a marketing campaign managed by Lazard & Co involving approaches to over 100 potential interested parties.

Based on present forecasts, the proceeds from the sale will not be sufficient to repay the debt of the secured creditor in full. Accordingly, it is forecast that there will be no surplus from the receivership of SPP or CPM for distribution to creditors or shareholders of those companies.

Following the sale, it is anticipated that the only material remaining asset of SPP and CPM will be their respective 25% share of the Rundle Oil Shale Joint Venture. Ongoing management and/or realisation of SPP's interest in the Rundle Oil Shale Joint Venture will be a matter for consideration by the Voluntary Administrators of SPP.

The Voluntary Administrators will be communicating separately with creditors of SPP regarding the voluntary administration process.

-ENDS-

SANDEFER
CAPITAL PARTNERS

News Release

Queensland Energy Resources Ltd agrees to purchase SPP assets

Brisbane, 13 February 2004 – Sandefer Capital Partners (SCP) affirmed today that it is contracted to acquire most of the assets of Southern Pacific Petroleum NL. To do so, it has formed a new Australian company, Queensland Energy Resources Ltd.

Jeff Sandefer, Managing Partner of SCP, said: "Once we complete the acquisition, we will embark on a careful study of Queensland Energy Resources' shale reserves and technology, in the hope of advancing a prudent and environmentally responsible development plan that will be of lasting benefit to our employees, the Queensland community and Australia."

-ENDS-

Jodi Clifford
Tel: +61 2 999 444 54
Mobile: 0414 357 746
Email: jclifford@webershandwick.com

515 Congress Avenue – Suite 1875
Austin, TX 78701
(512) 495-9925
(512) 495-9480 FAX